UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 Amendment No. 1
                    Under the Securities Exchange Act of 1934


                            G-III Apparel Group Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    36237H101
                     -------------------------------------
                                 (CUSIP Number)


            Joshua Landes, Wynnefield Partners Small Cap Value, L.P.
      One Penn Plaza, Suite 4720, New York, New York 10119, (212) 760-0814
                                       and
                               Jesse R. Meer, Esq.
  Berlack, Israels & Liberman LLP, 120 West 45th Street, New York, N.Y. 10036,
                                 (212) 704-0100
--------------------------------------------------------------------------------
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)


                                December 29, 1998
         -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box |_|.


Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


                              (Page 1 of 7 Pages)

                        Amendment No. 1 to SCHEDULE 13D

CUSIP No. 36237H101                                            Page 2 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS:    Wynnefield Partners Small Cap Value, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:    13-3688497



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         88,660

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         88,660

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     88,660 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     1,358

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________


                              (Page 2 of 7 Pages)

                        Amendment No. 1 to SCHEDULE 13D

CUSIP No. 36237H101                                            Page 3 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON:  Wynnefield Partners Small Cap Value, L.P. I
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:    13-3953291



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         61,072

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         61,072

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     61,072 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .936

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________


                              (Page 3 of 7 Pages)

                        Amendment No. 1 to SCHEDULE 13D

CUSIP No. 36237H101                                            Page 4 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON:   Wynnefield Partners Small Cap Value Offshore
                                 Fund, Ltd.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:    Not Applicable



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         13,100

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         13,100

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     13,100 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .201

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     CO

________________________________________________________________________________


                              (Page 4 of 7 Pages)

                        Amendment No. 1 to SCHEDULE 13D

CUSIP No. 36237H101                                            Page 5 of 7 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSON:   Channel Partnership II
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON:   22-3215653



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         7,100

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    None
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         7,100

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    None

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,100 shares

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     .109

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________


                              (Page 5 of 7 Pages)

                         AMENDMENT NO. 1 TO SCHEDULE 13D

Item 1. Security and Issuer.

     This statement relates to shares of the common stock, par value $.001 per share, of G-III Apparel Group Ltd. (the "Issuer"). The Issuer's principal executive offices are located at 345 West 37th Street, New York, New York 10018.

Item 2. Identity and Background.

     This statement is being filed by Wynnefield Partners Small Cap Value, L.P. ("Wynnefield") and Wynnefield Partners Small Cap Value, L.P. I ("Wynnefield-I"), limited partnerships formed under the laws of the State of Delaware (the "Partnerships"), Wynnefield Small Cap Value Offshore Fund, Ltd., a Cayman
Islands corporation (the "Fund"), and Channel Partnership II, a Delaware partnership ("Channel"), collectively referred to herein as the "Wynnefield Entities". The principal business of the Wynnefield Entities is investments, and the address of their principal offices is One Penn Plaza, Suite 4720, New York, New York 10119.

     Nelson Obus, Joshua Landes and Robert Melnick are the managing members of Wynnefield Capital Management, LLC ("WCM"), the general partner of the
Partnerships, and their principal business address is the same as the Partnerships'. The principal occupations of Messrs. Obus, Landes and Melnick are to manage the investments of the Wynnefield Entities. They are also officers of the Fund and partners of Channel.

     During the past five years, neither the Partnerships, the Fund, Channel, WCM, Mr. Obus, Mr. Landes nor Mr. Melnick (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it or he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Messrs. Obus, Landes and Melnick are citizens of the United States.

Item 3. Source and Amount of Fund or Other Consideration.

     The 169,932 shares of the Issuer held by the Wynnefield Entities were purchased for cash, which was provided from the working capital of each of the Wynnefield Entities.

Item 4. Purpose of Transaction.

     All 169,932 shares of the Issuer held by the Wynnefield Entities were purchased for investment.

Item 5. Interest in Securities of the Issuer.

     The shares of the Issuer held by the Wynnefield Entities reflect the following transactions during the 60 days immediately preceding the date of this amended statement: On December 28, 1998, the Fund purchased 3,000 shares for $1.675 each. On December 29, 1998, the Wynnefield Entities sold a total of 270,000 shares of the Issuer, namely, 172,000 shares were sold by Wynnefield, 64,000 shares were sold by Wynnefield-I, 26,000 shares were sold by the Fund, and 8,000 shares were sold by Channel, for $8.8258 each.

         The 169,932 shares of the Issuer held by the Wynnefield Entities, after giving effect to the December 1998 transactions described in the preceding paragraph, are owned as follows: Wynnefield owns 88,660 shares,


                              (Page 6 of 7 Pages)

Wynnefield-I owns 61,072 shares, the Fund owns 13,100 shares, and Channel owns 7,100 shares. Such 169,932 shares represent approximately 2.604% of the common stock of the Issuer outstanding as of October 31, 1998, based on the Issuer's most recent quarterly report on Form 10-Q. Accordingly, after this amended statement is filed, the Wynnefield Entities will no longer be required to report their purchases and sales of the Issuer's shares under Section 13 (d) of the Securities Exchange Act of 1934, as amended, unless subsequent purchases bring their collective holdings over the 5% threshold.

     Messrs. Obus, Landes and Melnick, the managing members of WCM (the general partner of the Partnerships), the officers of the Fund and the partners of Channel have the sole power to vote, or to direct the vote, or to direct the sale or other disposition of, the shares held by the Wynnefield Entities. In such capacities, Messrs. Obus, Landes and Melnick have the sole power to receive or to direct the receipt of the proceeds from the sale of the shares, or any dividends paid with respect to the shares held by the Wynnefield Entities.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Neither the Wynnefield Entities, WCM, Mr. Obus, Mr. Landes nor Mr. Melnick has any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to the shares of the Issuer. None of such shares is pledged or otherwise subject to a contingency, the occurrence of which would give another person voting or investment power over them.

Item 7. Material to be Filed as Exhibits.

          None

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amended statement is true, complete and correct.

     January 11, 1999
--------------------------
          (Date)

                               WYNNEFIELD PARTNERS SMALL  CAP VALUE, L.P.
                               WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.  I
                                   By Wynnefield Capital Management, LLC

                                        By:  /s/ Nelson Obus
                                             -----------------------------------
                                                       Managing Member

                               WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

                                        By:  /s/ Nelson Obus
                                             -----------------------------------
                                                       Authorized Officer

                               CHANNEL PARTNERSHIP II

                                        By:  /s/ Nelson Obus
                                             -----------------------------------
                                                       General Partner


                              (Page 7 of 7 Pages)